FOR IMMEDIATE RELEASE                                                                                                                                   August 3, 2006

NOVA Chemicals announces streamlined executive team

Pittsburgh, PA - NOVA Chemicals Corporation (NYSE, TSX: NCX) today announced that the company’s executive leadership team will be streamlined as part of the restructuring announced on June 26, 2006.

Chris Pappas, Senior Vice President and President of Styrenics, has been appointed Chief Operating Officer effective October 1, 2006. Senior Vice President Larry MacDonald will continue as Chief Financial Officer, and Senior Vice President Jack Mustoe will maintain his role as Chief Legal Officer and Corporate Secretary.

Dale Spiess, Senior Vice President and President of Olefins and Polyolefins, and John Wheeler, Senior Vice President and Chief Information Officer, have elected to retire effective September 30, 2006 and August 31, 2006 respectively.

The executive leadership team will be comprised of Pappas, MacDonald and Mustoe, who will report to Jeff Lipton, President and CEO of NOVA Chemicals.  “I believe that Chris, Larry and Jack will be a very effective leadership team for our company,” said Lipton. “We are confident that simplifying our organizational structure to focus on our core business units will deliver results for shareholders.”

NOVA Chemicals produces plastics and chemicals that are essential to everyday life.  Our employees develop and manufacture materials for customers worldwide that produce consumer, industrial and packaging products. NOVA Chemicals works with a commitment to Responsible Care® to ensure effective health, safety, security and environmental stewardship.  Company shares are traded on the Toronto and New York stock exchanges as NCX.

Visit NOVA Chemicals on the Internet at www.novachemicals.com.

Media inquiries, please contact:
Greg Wilkinson—Vice President, Public Affairs
Tel: 412.490.4166
E-mail:  wilkinga@novachem.com

Investor Relations inquiries, please contact:
Chris Bezaire—Vice President, Investor Relations
Tel: 412.490.5070
E-mail: chris.bezaire@novachem.com

Photographs are available upon request.

Forward-Looking Information

The information in this news release contains forward-looking statements, including the statement that we are confident that simplifying our organizational structure to focus on our core business units will deliver results for shareholders. By their nature, forward-looking statements require NOVA Chemicals to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that predictions, forecasts, conclusions and projections will not prove to be accurate, that NOVA Chemicals’ assumptions may not be correct and that actual results may differ materially from such predictions, forecasts, conclusions or projections. Some of the risks that could affect NOVA Chemicals’ future results and could cause results to differ materially from those expressed in the forward-looking statements include: realizing synergies and cost savings targets; uncertainties regarding commodity chemicals price levels (which depend, among other things, on supply and demand for these products, capacity utilization and substitution rates between these products and competing products); feedstock availability and prices; operating costs; starting up and operating facilities; the impact of competition; uncertainties associated with the North American, South American, European, and Asian economies and other risks detailed from time-to-time in the publicly filed disclosure documents and securities commissions reports of NOVA Chemicals. NOVA Chemicals’ forward-looking statements are expressly qualified in their entirety by this cautionary statement. In addition, the forward-looking statements are made only as of the date of this news release, and except as required by applicable law, NOVA Chemicals undertakes no obligation to publicly update these forward-looking statements to reflect new information, subsequent events or otherwise.

Responsible Care® is a registered trademark of the Canadian Chemical Producers Association (CCPA) in Canada and is a registered service mark of the American Chemistry Council (ACC) in the United States.